Exhibit 99.1

ZenaTech Enters UK Market Closing Drone-as-a-Service Acquisition of Casado Design Ltd., Expanding to the Growing Telecom Tower Design and Infrastructure Sector

Vancouver, British Columbia, (December 09, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces the acquisition of Casado Design Ltd., a survey and design company located in the South West of England with a strong reputation and expertise in 3D modeling and scanning services for tower and infrastructure building in the telecom sector. This acquisition marks the entry of Drone as a Service to the UK and the company’s expansion into telecom infrastructure, an area experiencing new investment and transformation in the UK and across Europe.

“Acquiring Casado Design is an important milestone expanding our Drone as a Service footprint to the UK and to the doorstep of Europe.  Importantly, it adds a new vertical to our network in a rapidly growing sector,” said Shaun Passley, Ph.D., ZenaTech CEO. “Their strong foothold in telecom infrastructure perfectly complements our AI-driven drone capabilities enabling delivery of safer, faster, and more cost-effective telecom infrastructure building. As telecom networks undergo unprecedented transformation with 5G infrastructure modernization and greater cost controls, the integration of advanced, drone-based 3D modeling and scanning solutions positions us delivering faster and more precise tower infrastructure solutions while enhancing safety standards.”

Founded in 2010 in Weston-super-Mare near Bristol, Casado Design has long-standing relationships with major telecom operators and tower clients across England. It delivers comprehensive and precise design solutions supporting the full lifecycle of telecom infrastructure, from building and upgrading to decommissioning. This includes advanced digital twins and building information modeling (BIM) that streamline infrastructure management. Looking ahead, the company plans to expand Casado’s capabilities into drone-enabled rust remediation and spray-painting services to meet evolving tower maintenance needs.

In the UK, drone-enabled tower design and maintenance is gaining momentum as telecom consolidation, led by the Vodafone–Three merger and an £11 billion commitment over the next decade for 5G rollout commitments, are pushing operators and tower companies to modernize infrastructure faster, more safely, and at lower cost. Large tower companies now require scalable, data-rich inspection and design workflows, making drones an attractive solution for rapid surveys, digital twins, and predictive maintenance. The same forces are unfolding across Europe, creating a broader regional tailwind for drone-based tower services.

ZenaTech’s Drone as a Service  offering is designed to provide business and government clients with flexible and on-demand or subscription-based access to drone services for surveying, inspection, maintenance, power washing, inventory management, precision agriculture, and other services, without the capital costs or operational burdens of ownership. By acquiring established and profitable legacy service companies ready for drone innovation, ZenaTech is building a global, multi-service DaaS network anchored by existing customers and recurring revenue.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus land surveying, agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, speed, and precision. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its  DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and has been used critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.